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1-8-9.03



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.

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SEC FILE NUMBER
8- 51412

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

THE PRIORITY SECURITIES COMPANY

OFFICIAL USE ONLY
FIRM ID. NO.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAY 06 2003
DIVISION OF MARKET REGULATION

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

18725 E GALE AV STE 220
(No. and Street)

CITY OF INDUSTRY, CA 91748
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

CHOUSHAN FU 626-839-7558
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WENG H CHOO, CPA
(Name — *if individual, state last, first, middle name*)

9514 E BLACKLEY ST, TEMPLE CITY, CA 91780
(Address) (City) (State) (Zip Code)

PROCESSED
MAY 15 2003
THOMSON FINANCIAL

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, CHOUSHAN FU, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of THE PRIORITY SECURITIES COMPANY, as of DECEMBER 31, 2002, ~~19~~, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE



ANGIE V. LEE
Comm. # 1214589
NOTARY PUBLIC-CALIFORNIA
Los Angeles County
My Comm. Expires April 1, 2003

Signature

FINANCIAL PRINCIPAL

Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE PRIORITY SECURITY COMPANY

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2002

Weng H Choo
Certified Public Accountant
9514 E. Blackley Street
Temple City, CA 91780
Tel: (626) 309-9032 ▪ Fax: (626) 628-3310
Pager: (626) 758-0883
wgchoo@yahoo.com

INDEPENDENT AUDITOR'S REPORT

The Priority Securities Company
City of Industry, California

I have audited the accompanying balance sheet of The Priority Securities Company (a Corporation) as of December 31, 2002 and the related statements of income and expenses, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audits.

I conducted my audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provide a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Priority Securities Company at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles in the United States of America. The supplementary schedule included in the report have been subjected to the same auditing procedures applied in the audit of the basic financial statements, and in my opinion, are presented in all material in relation to the basic financial statements taken as a whole.



March 25, 2003

THE PRIORITY SECURITIES COMPANY

BALANCE SHEET

DECEMBER 31, 2002

ASSETS

CURRENT ASSETS	
Cash	$ 3,463
Accounts receivable	7,942
Prepaid expenses	1,623
TOTAL CURRENT ASSETS	13,028
PROPERTY AND EQUIPMENT	
Furniture and fixture	46,829
Office equipment	34,851
TOTAL	81,680
Less accumulated depreciation	(43,895)
PROPERTY AND EQUIPMENT - net	37,785
OTHER ASSETS	
Deposits	41,314
Investments - cost	3,300
Organization cost - net of amortization of $8,740	4,709
TOTAL OTHER ASSETS	49,323
TOTAL ASSETS	$ 100,136

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 9,242
Payroll tax payable	13
TOTAL CURRENT LIABILITIES	9,255
STOCKHOLDERS' EQUITY	
Common stock, no par value; 1,000,000 shares authorized; 50,000 shares issued and outstanding	50,000
Additioanl paid-in capital	625,704
Deficit	(584,823)
TOTAL STOCKHOLDERS' EQUITY	90,881
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 100,136

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENT OF REVENUE AND EXPENSES

YEAR ENDED DECEMBER 31, 2002

REVENUE		
Brokerage commissions	$ 212,674	90.2%
Service income	2,099	0.9%
Margin interest income	18,643	7.9%
Interest income	488	0.2%
Other income	1,786	0.8%
TOTAL REVENUE	235,690	100.0%
EXPENSES		
Advertising	3,899	1.7%
Amortization	2,690	1.1%
Bank charges	98	0.0%
Clearing broker charges	23,101	9.8%
Commissions	126,560	53.7%
Computer expense	1,834	0.8%
Depreciation	13,389	5.7%
Dues and subscriptions	2,415	1.0%
Education and seminars	700	0.3%
Equipment rental	22,756	9.7%
Insurance	5,559	2.4%
Taxes and licenses	4,791	2.0%
Meals and entertainment	52	0.0%
Miscellaneous	7,123	3.0%
Office supplies	3,607	1.5%
Payroll taxes	3,143	1.3%
Postage and delivery	463	0.2%
Legal and professional	4,980	2.1%
Loss on disposal of fixed assets	125,229	53.2%
Rent	66,327	28.1%
Repairs	2,935	1.2%
Security	225	0.1%
Telephone	10,815	4.6%
Utilities	5,536	2.3%
Wages	34,325	14.7%
TOTAL EXPENSES	472,552	200.5%
LOSS BEFORE INCOME TAXES	(236,862)	-100.5%
Income taxes	800	0.3%
NET LOSS	$ (237,662)	-100.8%

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

DECEMBER 31, 2002

	Common Stock	Additional Paid-in Capital	Retained Deficits	Total
BALANCE, 12-31-01	$ 50,000	$ 574,904	$ (347,161)	$ 277,743
Net Loss			(237,662)	(237,662)
Additional paid-in capital	-	50,800		50,800
BALANCE, 12-31-02	$ 50,000	$ 625,704	$ (584,823)	$ 90,881

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES	
Net loss	$ (237,662)
Adjustments to reconcile nét loss to net cash	
Provided by operating activities:	
Depreciation and amortization	16,079
Loss on disposal of fixed assets	125,229
Changes in	
Receivables	30,645
Prepaid expenses	10,056
Deposits	4,382
Accounts payable	(9,244)
Payroll taxes payable	(2,052)
NET CASH USED BY OPERATING ACTIVITIES	(62,567)
CASH FLOWS FROM FINANCING ACTIVITIES	
Additional paid-in capital	50,800
NET DECREASE IN CASH	(11,767)
Cash at beginning of year	15,230
CASH AT END OF YEAR	3,463
Supplemental disclosures of cash flows information:	
Cash paid during the year for -	
Income taxes	800

The accompanying notes are an integral part of these financial statements.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – Summary of Significant Accounting Policies

Organization and Nature of Business

The Priority Securities Company, a California corporation, formed on October 5, 1998. The Company (hereinafter, "the Company") is engaged primarily in brokerage, consulting and investment advisory services of securities transactions. The Company is acting as security broker under the regulation of Securities and Exchange Commission and NASD.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the use of management's estimates.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Financial Instruments

The carrying amount of cash, accounts receivable, accounts payable and accrued expenses approximates fair value due to the short-term maturities of these instruments.

Accounts Receivable

No allowance for uncollectible accounts has been provided. Management has evaluated the accounts and believes they are all collectible.

Investment

The Company invests in equity security. The investment is recorded at cost. It is included in other assets and is not publicly traded.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

Property and Equipment

Property and equipment are stated at cost. Maintenance and repairs are expensed in the period incurred; major renewals and betterments are capitalized. When items of property are sold or retired, the related costs are removed from the accounts and any gain or loss is included in income.

Depreciation is computed using both the declining balance (DB) and straight-line (SL) methods on depreciable property, plant and equipment as follows:

	Estimated Depreciation Method	Useful Life in Years
Furniture and fixture	SL	7
Office equipment	SL	5

Organization Cost

Organization cost represents the expenditures incurred prior to the Company begins the operation. It is amortized using the straight-line method over five years.

Compensated Absences

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Basis of Revenue Recognition

Brokerage commissions are recognized when the securities trade is settled. Service income from seminars is recognized upon receipt of payments.

THE PRIORITY SECURITIES COMPANY

NOTES TO FINANCIAL STATEMENTS

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to difference between the bases of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequence of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes also are recognized for operating losses that are available to offset future federal and state income taxes.

NOTE 2 – Commitments

The Company leases an office space with an annual lease agreement beginning at September 15, 2002. Total office lease payment amounted to $66,327 as of December 31, 2002. The future minimum lease payments under this office space are as follows at December 31.

2003	$15,456

NOTE 3 - Income Taxes

The provision for income taxes is based on income reported for financial statements purposes, adjusted for permanent and temporary differences between reported financial and taxable income. The provision for income taxes is summarized as follows:

	Federal	State	Total
Current	$ 0	$ 800	$ 800

At December 31, 2002, the Company has net operating loss carryforward of approximately $591,841 for federal income tax purpose. Significant components of the Company's deferred tax assets and liabilities as of December 31, 2002 are as follows:

Total deferred tax assets	$ 88,776
Less valuation allowance for deferred tax assets	(88,776)
Net deferred tax assets	$ 0

THE PRIORITY SECURITIES COMPANY

COMPUTATION OF NET CAPITAL

DECEMBER 31, 2002

Total ownership equity from statement of financial condition	$	90,881
Deduct ownership equity not allowable for net capital		0
Total ownership equity qualified for net capital		90,881
Deduct nonallowable assets:		
Net property and equipment		37,784
Investments in equity securities		3,300
Prepaid expense		1,623
Deposits-nonallowable		2,466
Start up cost – net		4,709
Total nonallowable assets:		49,882
Net capital before haircuts on securities		40,999
Haircuts on securities		0
Net capital		40,999
Net capital per broker dealer's Focus Report Part IIA		45,251
Decrease in net capital	$	(4,252)
Reconciliation on decrease in net capital:		
Adjustment to unrecorded accounts receivable		347
Adjustments to nonallowable investments		(3,300)
Adjustment to unrecorded accounts payable		(1,300)
Rounding difference		1
	$	(4,252)

Weng H Choo
Certified Public Accountant
9514 E. Blackley Street
Temple City, CA 91780
Tel: (626) 309-9032 ▪ Fax: (626) 628-3310
Pager: (626) 758-0883
wgchoo@yahoo.com

The Priority Securities Company
City of Industry, California

In planning and performing my audit of the financial statements of The Priority Securities Company for the year ended December 31, 2002, I considered its internal control structure, including procedures for safe-guarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

I also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3 (a) (11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. I did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objective of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a conditions in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I consider to be material weaknesses as defined above.

I understand that practices and procedures that accomplish that objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the company's practices and procedures were adequate at December 31, 2002, to meet the commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.



March 25, 2003